# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GridAI Technologies Corp., CIK 0001604191
CUSIP: 33749P507
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 777 Yamato Road, Suite 502, Boca Raton, Florida (FL), 33431
Date of event which requires filing of this statement: 01/12/2026
Filed by CIK 0002081874

## Reporting persons
- Strategic EP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 209,541; sole dispositive power 0; shared dispositive power 209,541; aggregate amount beneficially owned 209,541 (5% of the class)
- Alexander Chase Deitch: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 209,541; sole dispositive power 0; shared dispositive power 209,541; aggregate amount beneficially owned 209,541 (5% of the class)

## Item 1. Issuer
Name of issuer: GridAI Technologies Corp.
Address of issuer's principal executive offices: 777 Yamato Road, Suite 502, Boca Raton, Florida 33431

## Item 2. Person Filing
Name of person filing:
(i) Strategic EP, LLC, a Delaware limited liability company ("Strategic"); and

(ii) Alexander Chase Deitch ("Mr. Deitch").

The foregoing persons are hereinafter collectively referred to as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Schedule 13G, pursuant to which such Reporting Persons have agreed to file this Schedule 13G and all subsequent amendments to the Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Schedule 13G should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the Ordinary Shares reported herein.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 1050 Crowne Pointe Parkway, Suite 500, Atlanta, GA 30338.
Citizenship: Strategic is a limited liability company organized under the laws of the State of Delaware. Mr. Deitch is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
209,541 shares of Common Stock

The share amounts and ownership percentages reported are based on 4,162,695 shares outstanding as of the date of this Schedule 13G, as verified with the issuer.

The Reporting Persons also hold (i) Common Warrants to purchase 1,355,233 shares of Common Stock, (ii) Pre-funded Warrants to purchase 202,617 shares of Common Stock, and (iii) Additional Warrants to purchase 33,333 shares of Common Stock. Each of these securities is subject to a beneficial ownership limitation of 4.99% or 9.99% (as applicable) of the Issuer's outstanding Common Stock. As a result of these limitations, the Reporting Person does not have the right to acquire the underlying shares within 60 days if such acquisition would result in beneficial ownership in excess of the applicable limitation. Accordingly, the underlying shares are not included in the number of shares beneficially owned for purposes of this Schedule 13G.
Percent of class: 5.00%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 209,541
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 209,541

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 1 filed herewith.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement, dated January 13, 2026, by and between Strategic EP, LLC and Alexander Chase Deitch

## Signatures
- Strategic EP, LLC: /s/ Strategic EP, LLC, Alexander Chase Deitch, Manager (01/13/2026)
- Alexander Chase Deitch: /s/ Alexander Chase Deitch, Alexander Chase Deitch (01/13/2026)